Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 6-K. Our unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our unaudited financial statements and the financial information included in this Form 6-K reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form 6-K. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this Form 6-K. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Special Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context requires otherwise, “we”, “us” or the “Company” in this prospectus are to China SXT Pharmaceuticals, Inc., its subsidiaries and its affiliated entities in the context of describing our business, operations and consolidated financial information.

Overview

We are an offshore holding company incorporated in British Virgin Islands, conducting all of our business through our subsidiaries and variable interest entity, Jiangsu Taizhou Suxantang Pharmaceutical Co., Ltd. (“Taizhou Suxuantang” or the “VIE”) in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, we control and receive the economic benefits of Taizhou Suxuantang’s business operation through a series of contractual arrangements, also known as VIE Agreements. The VIE Agreements by and among our wholly-owned subsidiary, Taizhou Suxantang Biotechnology Co. Ltd. (the “WFOE”), Taizhou Suxuantang, and Taizhou Suxuantang’s shareholders include (i) certain power of attorney agreements and equity interest pledge agreement, which provide WFOE effective control over Taizhou Suxuantang; (ii) an exclusive technical consulting and service agreement which allows WFOE to receive substantially all of the economic benefits from Taizhou Suxuantang; and (iii) certain exclusive equity interest purchase agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of Taizhou Suxuantang when and to the extent permitted by PRC laws. Through the VIE Agreements among WFOE, Taizhou Suxuantang and Taizhou Suxuantang’s shareholders, we are regarded as the primary beneficiary of Taizhou Suxuantang for accounting purpose, and, therefore, we are able to consolidate the financial results of Taizhou Suxuantang in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not directly hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless.

Our VIE Agreements may not be effective in providing control over Taizhou Suxuantang. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations.

We rely principally on dividends and other distributions on equity from Taizhou Suxuantang and its subsidiaries for our cash requirements, including for services of any debt we may incur. Taizhou Suxuantang and its subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit Taizhou Suxuantang and its subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of Taizhou Suxuantang and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of Taizhou Suxuantang and its subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and Taizhou Suxuantang and its subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of Taizhou Suxuantang and its subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a beneficial owner of the dividend from PRC tax perspective. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our wholly owned subsidiary China SXT Group Limited (“SXT HK”) incorporated in Hong Kong may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under Guoshuihan [2009] 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by SXT HK from Taizhou Suxuantang and its subsidiaries. This withholding tax will reduce the amount of dividends we may receive from Taizhou Suxuantang and its subsidiaries.

Through our subsidiaries and Taizhou Suxuantang, we are an innovative pharmaceutical company based in China that focuses on the research, development, manufacture, marketing and sales of TCMP. TCMP is a type of TCM products that has been widely accepted by Chinese people for thousands of years. Throughout the decades of years, TCMP products’ origin, identification, prepared process, quality standard, indication, dosage and administration, precautions, and storage have been well documented, listed and specified in “China Pharmacopoeia” a state-governmental issued guidance on manufacturing TCMP. In recent years, TCMP industry enjoyed more rapid growth than any other segments of the pharmaceutical industry primarily due to the favorable government policies for the TCMP industry. Because of the favorable government policies, TCMP products do not have to go through rigorous clinical trials before commercialization. We currently sell three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP. Although all of our TCMP products are generic TCMP drugs and we did not change the medical effects of these products in any significant way, these products are innovative in terms of their unconventional administration. The complexity of the manufacturing process is what differentiates these types of products. Advanced TCMP typically has the highest quality because it requires specialized equipment and prepared processes to manufacture, and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Fine TCMP is also manufactured with more refined ingredients than Regular TCMP.

Consolidation

We conduct all of our business in China via Taizhou Suxuantang and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of our revenues, costs and net income in China are directly or indirectly generated through Taizhou Suxuantang and its subsidiaries. The VIE agreements allow the transfer of economic benefits from Taizhou Suxuantang to us and to direct the activities of Taizhou Suxuantang.

Total assets and liabilities presented on our consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of Taizhou Suxuantang and its subsidiaries. We have not provided any financial support to Taizhou Suxuantang and its subsidiaries for the six months ended September 30, 2023 and the years ended at March 31, 2023 and 2022. As of September 30, 2023, our variable interest entities accounted for an aggregate of 98% and 66% of our total assets and total liabilities, respectively. As of March 31, 2023, our variable interest entities accounted for an aggregate of 97% and 75% of our total assets and total liabilities, respectively. As of September 30, 2023 and March 31, 2023, $11,460,445 and $16,735,938 of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE subsidiary taken as a whole, which were included in the Company’s condensed consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	September 30, 2023	March 31, 2023

Current assets	$13,168,215	$18,507,901
Non-current assets	1,092,661	10,032,809
Total assets	$14,260,876	$28,540,710
Total liabilities	12,096,990	16,280,994
Total shareholders’ equity	$2,163,886	$12,259,716

	For the six months ended September 30,
	2023	2022

Revenue	$939,583	$1,208,288
Net loss	$(9,329,818)	$(636,861)

	For the six months ended September 30,
	2023	2022

Net cash used in operating activities	$(632,605)	$(290,590)
Net cash provided by investing activities	19,639	39,310
Net cash used in financing activities	(3,609,666)	(10,071,028)
Effects of foreign currency translation	(875,442)	1,997,882
Net decrease in cash and cash equivalents	$(5,098,074)	$(8,324,426)

Key Factors Affecting Our Results of Operation

Working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to support and sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

Results of Operations for the Six Months Ended September 30, 2023 Compared to September 30, 2022

	For the six months ended September 30,		Change
	2023 (Unaudited)	2022 (Unaudited)	Amount	%

Revenues	$939,583	1,208,288	$(268,705)	(22)%
Revenues generated from third parties	926,805	1,191,808	(265,003)	(22)%
Revenue generated from related parties	12,778	16,480	(3,702)	(22)%
Cost of revenues	(651,242)	(1,118,604)	467,362	(42)%
Gross profit	288,341	89,684	198,657	222%

Selling expenses	(176,950)	(272,166)	95,216	(35)%
General and administrative expenses	(9,460,412)	(967,964)	(8,492,448)	877%
Total operating expenses	(9,637,362)	(1,240,130)	(8,397,232)	677%

Loss from operations	(9,349,021)	(1,150,446)	(8,198,575)	713%

Interest expenses, net	(336,520)	(384,286)	47,766	(12)%
Other income (expenses), net	(10,617)	40,123	(50,740)	(126)%
Total other expenses, net	(347,137)	(344,163)	(2,974)	1%

Loss before income taxes expense	(9,696,158)	(1,494,609)	(8,201,549)	549%
Provision for income taxes	-	-	-	-%

Net Loss	$(9,696,158)	(1,494,609)	$(8,201,549)	549%

Revenues

We generated revenues primarily from manufacture and sales of four types of traditional Chinese medicine pieces (the “TCMP”) products: Advanced TCMP, Fine TCMP, Regular TCMP, and raw medicinal materials. As compared with the six months ended September 30, 2022, our total revenues decreased by $268,705, or 22% for the six months ended September 30, 2023. The decrease was primarily due to the decrease in sales of Fine TCMP products and raw medicinal materials, offset by the increase in sales of Advanced TCMP products and Regular TCMP products.

The following table sets forth the breakdown of revenues by categories for the six months ended September 30, 2023 and 2022 presented:

	For the six months ended September 30,		Change
	2023	2022	Amount	%

Advanced TCMP	$492,414	242,075	$250,339	103%

Fine TCMP	24	110,215	(110,191)	(100)%

Regular TCMP	424,239	413,505	10,734	3%

Raw medicinal materials	22,906	442,493	(419,587)	(95)%

Total Revenue	$939,583	$1,208,288	$(268,705)	(22)%

Advanced TCMP

Advanced TCMP products are comprised of nine Directly Oral TCMP products (the “Directly-Oral-TCMP”) and nine After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP.

Revenue from advanced TCMP accounted for 52% and 20% of revenue recognized during the six months ended September 30, 2023 and 2022, respectively. As compared with the six months ended September 30, 2022, our revenue generated from advanced TCMP increased by $250,339, or 103% for the six months ended September 30, 2023. The increase was mainly due to that after the lift of lockdown measure, the supply of raw materials for the production of Advance TCMP products was secured and the Company's production efficiency was gradually improved, market demand gradually recovered and therefore sales volume of Advanced TCMP increased during the six months ended September 30, 2023. Additionally, the sales price of major Advanced TCMP products (DBC products) increased significantly during the six months ended September 30, 2023.

Fine TCMP

We currently produce over 10 fine TCMP products for drug stores and hospitals. Our fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from fine TCMP accounted for 0% and 9% of revenue recognized during the six months ended September 30, 2023 and 2022. As compared with the six months ended September 30, 2022, our revenue generated from fine TCMP decreased by $110,191, or 100% for the six months ended September 30, 2023. The decrease was primarily attributable to the fact that we decided to discontinue cooperation with major clients in the sales of fine TCMP, as the purchase price of raw materials surged since July 2022.

Regular TCMP

We currently manufacture 235 regular TCMP products listed on China Pharmacopoeia (version 2020) Part I for hospitals and drug store in treatment of various diseases or serving as dietary supplements.

Revenue from regular TCMP accounted for 45% and 34% of revenue recognized during the six months ended September 30, 2023 and 2022, respectively. Revenue from regular TCMP products increased slightly by $10,734, or 3%, to $424,239 for the six months ended September 30, 2023 from $413,505 for the six months ended September 30, 2022. The market demand for our Regular TCMP product remained stable.

Raw medicinal materials

During the six months ended September 30, 2023 and 2022, we generated revenue from sales of raw medicinal materials of $22,906 and $442,493, which represented 2% and 37% of our total revenue, respectively. As the low gross margin rate and declined market demand for our raw medicinal materials, we discontinued the sales of raw medicinal materials during the six months ended September 30, 2023.

Gross Profit

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue decreased by $467,362, or 42%, to $651,242 for the six months ended September 30, 2023 from $1,118,604 for the six months ended September 30, 2022. The decrease of cost of revenues was mainly due to the decrease of the sales of our products.

Gross profit increased by $198,657, or 222%, to $288,341 for the six months ended September 30, 2023 from $89,684 for the six months ended September 30, 2022. Gross margin was 30.7% for the six months ended September 30, 2023, as compared to 7.4% for the six months ended September 30, 2022. The increase in gross margin was mainly due to the following reasons: (i) the sales in our Advanced TCMP products increased significantly for the six months ended September 30, 2023 compared to the same period in 2022, and Advanced TCMP products have relatively high margin; (ii) the sales of raw medicinal material, which have very low margin, accounted for a small portion of our total revenue for the six months ended September 30, 2023 while a significant portion of total revenue for the six months ended September 30, 2022.

Operating loss

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, advertisement expenses, distribution expenses. Selling expenses decreased from $272,166 for the six months ended September 30, 2022 to $176,950 for the six months ended September 30, 2023, representing a decrease of $95,216, or 35%. The decrease was mainly due to the decrease in our sales volume and our efforts in cost control.

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, professional consulting expenses, bad debt expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. General and administrative expenses increased from $967,964 for the six months ended September 30, 2022 to $9,460,412 for the six months ended September 30, 2023, representing an increase of $8,492,448, or 877%. The increase in general and administrative expenses was mainly due to provision for credit loss of accounts receivable of $26,518, provision for credit loss of long-term deposit of $8,416,681, and the increase in entertainment expenses comparing to the six months ended September 30, 2022.

Operating loss increased $8,198,575, or 713%, from $1,150,446 for the six months ended September 30, 2022 to $9,349,021 for the six months ended September 30, 2023.

Other expenses, net

Interest expenses for the six months ended September 30, 2023 mainly consists of accretion of finance cost and interest expense of Convertible Notes issued on December 19, 2022 and March 7, 2023. For the six months ended September 30, 2023, the company record amortization of issuance cost and debt discount of $212,708 and Convertible Notes interest expense of $114,736.

Interest expenses for the six months ended September 30, 2022 mainly consists of accretion of finance cost and interest expense of Convertible Notes issued on March 16, 2022. For the six months ended September 30, 2022, the company record amortization of issuance cost and debt discount of $311,642 and Convertible Notes interest expense of $72,880.

Other expenses, net of $10,617 for the six months ended September 30, 2023 was mainly due to inventory count shortage. Other income, net of $40,123 for the six months ended September 30, 2022 was mainly due to the government subsidies we received from local government for research and development activities.

Income tax expense

Income tax expense represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. Income tax benefit expense for the six months ended September 30, 2023 and 2022 were $Nil and $Nil.

Net loss

As a result of the foregoing, net loss for the six months ended September 30, 2023 was $9,696,158, representing an increase in net loss of $8,201,549 from $1,494,609 for the six months ended September 30, 2022.

Liquidity and Capital Resources

To date, we have financed our operations primarily through shareholder capital contributions, shareholder loans, convertible notes, and cash flow from operations. As a result of our total activities, we had cash and cash equivalents of $11,465,020 and $17,368,478 as of September 30, 2023 and March 31, 2023, respectively. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. With the current cash and cash equivalents and anticipated financing from our related parties and equity plans in the next six months, we believe that our cash position is sufficient to meet our liquidity needs for at least the next 12 months.

	For the six months ended September 30,
	2023	2022

Net Cash Used in Operating Activities	(579,568)	(549,125)

Net Cash Provided by Investing Activities	19,639	39,310

Net Cash Used in Financing Activities	(4,461,735)	(11,069,358)

Effect of Exchange Rate Changes on Cash	(881,794)	(1,009,412)

Net decrease in cash, cash equivalents	(5,903,458)	(12,588,585)

Cash Flow in Operating Activities

For the six months ended September 30, 2023, net cash used in operating activities was $579,568, as compared to net cash used in operating activities of $549,125 for the six months ended September 30, 2022, representing an increase of $30,443. The increase in net cash used in operating activities primarily resulted from the change of following accounts:

a)	A net loss for the six months ended September 30, 2023 of $9,696,158, compared with the net loss for the six months ended September 30, 2022 of $1,494,609.

b)	Change in inventories was $7,006 net cash inflow for the six months ended September 30, 2023. For the six months ended September 30, 2022, change in inventories was $294,421 net cash inflow, which led to $287,415 decrease in net cash inflow from operating activities.

c)	Change in accounts payable was $19,353 net cash inflow for the six months ended September 30, 2023. For the six months ended September 30, 2022, change in accounts payables was $253,976 net cash inflow, which led to $234,623 decrease in net cash inflow from operating activities

d)	Equity incentive plan – non-cash expense adjustment of equity incentive plan was $Nil for the six months ended September 30, 2023. For the six months ended September 30, 2022, non-cash expense adjustment of equity incentive plan was $277,285, which led to $277,285 increase in net cash outflow from operating activities.

And offset by the change of following accounts:

a)	Expected credit loss – non-cash expense adjustment of expected credit loss was $8,450,277 for the six months ended September 30, 2023. For the six months ended September 30, 2022, non-cash expense adjustment of expected credit loss was $Nil, which led to $8,450,277 decrease in net cash outflow from operating activities.

b)	Change in accounts receivable was $72,969 net cash outflow for the six months ended September 30, 2023. For the six months ended September 30, 2022, change in accounts receivable was $372,734 net cash outflow, which led to $299,765 decrease in net cash outflow from operating activities.

c)	Change in accrued expenses and other current liabilities was $308,019 net cash inflow for the six months ended September 30, 2023. For the six months ended September 30, 2022, change in accrued expenses and other current liabilities was $84,552 net cash inflow, which led to $223,467 increase in net cash inflow from operating activities.

Cash Flow in Investing Activities

We had net cash provided by investing activities of $19,639 for the six months ended September 30, 2023, which was collection of receivables from Huangshan Panjie Investment Management Co., Ltd. of $19,639.

We had net cash provided by investing activities of $39,310 for the six months ended September 30, 2022, which primarily consisted of purchase of property and equipment of $20,115 and collection of receivables from Huangshan Panjie Investment Management Co., Ltd. of $59,425.

Cash Flow in Financing Activities

For the six months ended September 30, 2023, the net cash used in financing activities was $4,461,735, which was primarily attributable to repayments to related parties of $4,582,113, and repayment of the short-term borrowings of $4,469, offset by proceeds from short-term borrowings of $124,847.

For the six months ended September 30, 2022, the net cash used in financing activities was $11,069,358, which was primarily attributable to repayments to related parties of $11,061,683 and payment of the bank borrowings of $7,675.

The Equity Incentive Plan

On March 11, 2022, the board of directors of the Company adopted the 2022 equity incentive plan and approved the filing of a registration statement on Form S-8 (File No. 333-263563) to register such plan. On May 15, 2022, the Company has issued 6,094,180 ordinary shares (12,188 shares retrospectively restated for effect of reverse stock split on May 19, 2022 and October 5, 2023), which were all the ordinary shares available under the 2022 equity incentive plan.

On January 5, 2024, the board of directors of the Company adopted the 2024 equity incentive plan and approved the filing of a registration statement on Form S-8 (File No. 333-276472) to register such plan. On January 24, 2024, the Company has issued 185,316 ordinary shares (on a post-split basis), which were all the ordinary shares available under the 2024 equity incentive plan.

The Convertible Notes

The Convertible Note 2022-1

On March 16, 2022, the Company entered into a securities purchase agreement with an institutional investor pursuant to which the Company issued an unsecured convertible promissory note with a 12-months maturity (the “Convertible Note 2022-1”) to the investor. The Convertible Note 2022-1 has the original principal amount of $2,804,848 including the original issue discount of $168,291 and the investor’s legal and other transaction costs of $20,000. The Company anticipates using the proceeds for general working capital purposes. The Convertible Note 2022-1 was fully converted on February 2, 2023. As of the date of this report, there is $0 outstanding under the Convertible Note 2022-1.

Material Terms of the Convertible Note 2022-1:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 12% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is $0.30 per share.

The Convertible Note 2022-2

On December 19, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on December 19, 2022 in the original principal amount of $1,595,000 (the “Convertible Note 2022-2”), convertible into ordinary shares, $0.08 par value per share, of the Company for $1,500,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes. As of the date of this report, there is $875,436 outstanding under the Convertible Note 2022-2.

Material Terms of the Convertible Note 2022-2:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is the lower of (i) the Lender Conversion Price which is initially $0.60 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered.

The Convertible Note 2023

On March 7, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued the investor an unsecured promissory note on March 7, 2023 in the original principal amount of $2,126,667 (the “Convertible Note 2023”), convertible into ordinary shares, $0.08 par value per share, of the Company for $2,000,000 in gross proceeds. The Company anticipates using the proceeds for general working capital purposes. The Convertible Note 2023 was fully converted on January 25, 2024. As of the date of this report, there is $0  outstanding under the Convertible Note 2023.

Material Terms of the Convertible Note 2023:

●	Interest accrues on the outstanding balance of the Note at 6% per annum from the purchase price date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

●	Upon the occurrence of a trigger event, the investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the trigger event within the required five trading days, the trigger event will automatically become an event of default and interest will accrue at the lesser of 15% per annum or the maximum rate permitted by applicable law.

●	Subject to adjustment as set forth in this Note, the price at which the lender has the right to convert all or any portion of the outstanding balance into ordinary shares is the lower of (i) the Lender Conversion Price which is initially $0.60 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered.

Please refer to Note 11 of our Condensed Consolidated Financial Statements included in this Form 6-K for details of accounting of the Convertible Notes.

Going Concern

The condensed consolidated financial statements for the six months ended September 30, 2023 and 2022 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, we reported net loss of $9,696,158 and $1,494,609 for the six months ended September 30, 2023 and 2022, respectively. We had accumulated deficits of $31,309,291 and $21,613,133 as of September 30, 2023 and March 31, 2023, respectively. We used funds in operating activities of $579,568 and $549,125 for the six months ended September 30, 2023 and 2022, respectively. In addition, we suffered a continuous decline in revenue for the six months ended September 30, 2023 and 2022. These factors raise substantial doubt about our ability to continue as a going concern.

We are in the process of building its customer base to generate more revenues as well as cutting expenses, and we are seeking to raise capital through additional debt from equity financings to fund its operations. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty. If the going concern assumption is not appropriate, material adjustments to the financial statements could be required.

Off-Balance Sheet Arrangements

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $383,772 (equivalent of RMB 2,800,000) for three-year period. Taizhou Suxuantang is obliged to pay on behalf of the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for Jianping Zhou in borrowing of $794,956 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang is obliged to pay the amount if Jianping Zhou in default of the payment of principal and interests. Since Jianping Zhou deceased after yearend, Taizhou Suxuantang should bear all the risk for the repayment. However, subsequent to yearend, Taizhou Jiutian Pharmaceutical Co. Ltd. signed an agreement with Taizhou Suxuantang to take all the responsibility and obligation for repay the amount borrowed from Fenlan Xu on behalf of Jianping Zhou. This additional agreement releases Taizhou Suxuantang from future obligation in regard to the guarantee agreement. The Company did not charge financial guarantee fees over Jianping Zhou. Taizhou Jiutian Pharmaceutical Co. Ltd. is fully obliged to pay the principal, interests from January 1, 2021 to the actual date of repayment, including penalty and other expenses. As such, the Company expects no liabilities from the financial guarantee.

The Company had the following operating lease commitment as of September 30, 2023:

Office Rental	For the year ended September 30,
2024	$68,586
2025	68,586
2026	68,586
2027	68,586
Thereafter	17,146
Total	$291,490

Except for the guarantee and commitment listed above, the Company does not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation

We do not believe our business and operations have been materially affected by inflation.

Related Parties and Material Related Party Transactions

Please refer to Note 16 of our Condensed Consolidated Financial Statements included in this Form 6-K for details of related parties and material related party transactions.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the condensed consolidated financial statements as well as the reported amounts of expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions. Management determined there were no critical accounting policies or accounting estimates.